Exhibit 99.1

Central GoldTrust Provides Sprott Litigation Update

(Toronto, ON, July 2, 2015) – Central GoldTrust (“CGT”) (symbol: TSX – GTU.UN (C$) and GTU.U (US$); NYSE MKT – GTU (US$)) today provided an update to unitholders on the application commenced by CGT and Silver Bullion Trust on June 24, 2015 in the Ontario Superior Court of Justice (Commercial List), naming as respondents Sprott Asset Management Gold Bid LP, Sprott Asset Management Silver Bid LP, Sprott Asset Management LP, Sprott Physical Gold Trust and Sprott Physical Silver Trust (collectively, “Sprott”).

As previously announced, in its court application, CGT claims that (i) Sprott's hostile bid fails to comply with the advance notice rule recently adopted by CGT; (ii) the hostile bid constitutes an illegal proxy solicitation; (iii) the hostile bid breaches statutory rights of withdrawal under applicable take-over bid rules; and (iv) Sprott has breached its obligations to disclose its joint actions with Polar Securities Inc. and Pekin Singer Strauss Asset Management, Inc. CGT seeks an order enjoining Sprott's hostile bid. CGT also seeks an order that recently adopted amendments to the Declaration of Trust of CGT (as described in CGT's news release of June 24, 2015) were validly made and are binding on Sprott.

The Ontario Superior Court of Justice has fixed July 29, 2015 for the hearing of the application. The parties have agreed on a timetable for steps in the application.

Pending the hearing of the application on July 29, 2015, Sprott has agreed not to take up or pay for any CGT Units deposited under its hostile bid, or to take any steps to exercise any rights or voting powers in connection with any CGT Units deposited under its hostile bid.

Sprott has announced its intention to extend the expiry time of its hostile bid to 5:00 p.m. on August 7, 2015, unless further extended.

Additional Information and Where to Find It

The recommendation of the Board of Trustees of CGT with respect to the exchange offer made by Sprott Asset Management Gold Bid LP described herein is contained in the Trustees’ Circular, which has been filed with Canadian securities regulatory authorities and a solicitation/recommendation statement (which contains the Trustees’ Circular), which has been filed with the Securities and Exchange Commission (“SEC”).  Unitholders are urged to read the Trustees’ Circular and the solicitation/recommendation statement and other relevant materials because they contain important information. The Trustees’ Circular and other filings made by CGT with Canadian securities regulatory authorities may be obtained without charge at http://www.sedar.com and at the investor relations section of the CGT website at http://www.gold-trust.com/news.htm. The solicitation/recommendation statement and other SEC filings made by CGT may be obtained without charge at the SEC’s website at http://www.sec.gov and at the investor relations section of the CGT website at http://www.gold-trust.com/news.htm.

Unitholders who have already tendered their Units to the Sprott Offer can withdraw their Units by contacting their broker or D.F. King & Co., North America Toll-Free at 1-800-251-7519; or via email at inquiries@dfking.com

About Central GoldTrust

Central GoldTrust (established on April 28, 2003) is a passive, self-governing, single purpose trust, which invests primarily in long-term holdings of gold bullion and does not speculate in gold prices. At June 30, 2015, the Units were 99.3% invested in unencumbered, allocated and physically segregated gold bullion. Units may be purchased or sold on the Toronto Stock Exchange and NYSE MKT.

Forward-Looking Statements

Certain statements contained in this press release constitute “forward-looking statements” under United States federal securities laws and “forward-looking information” under Canadian securities laws (collectively, “Forward-Looking Statements”), including those related to: the completion of anticipated pre-hearing matters in connection with CGT's legal proceeding in the Ontario Superior Court of Justice; the timing of the hearing of the application before the Ontario Superior Court of Justice; and whether or not CGT's legal proceeding against Sprott will be successful.

CGT cautions investors about important factors that could cause actual results or outcomes to differ materially from those expressed, implied or projected in such Forward-Looking Statements. Such Forward-Looking Statements involve projections, estimates, assumptions, known and unknown risks and uncertainties which could cause actual results or outcomes to differ materially from those expressed in such Forward-Looking Statements or otherwise be materially inaccurate. No assurance can be given that these projections, estimates, expectations or assumptions will prove to be correct and any Forward-Looking Statements included in this press release should not be unduly relied upon. These Forward-Looking Statements speak only as to CGT’s beliefs, views, expectations and opinions as of the date of this press release. Except as required by applicable securities laws, CGT does not intend and does not assume any obligations to update or revise these Forward-Looking Statements, whether as a result of new information, future events or otherwise. In addition, this press release may contain Forward-Looking Statements drawn from or attributed to third party sources. Factors that could cause or contribute to such differences include, but are not limited to, those risks detailed in CGT’s filings with the Canadian securities regulatory authorities and the SEC.